SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              For 24 February, 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



BANK OF IRELAND ANNOUNCES A RATIONALISATION AND REPOSITIONING OF ITS INDEPENDENT FINANCIAL ADVICE (IFA) ACTIVITIES IN THE UK MARKET

24 February 2003


Bank of Ireland has announced that its two IFA subsidiaries in Britain, Chase de Vere Investments and MX Financial Solutions (MXFS), will merge and operate in future solely under the Chase de Vere Investments brand.

Chase de Vere Investments is among the best known and most respected IFA brands in its market. It is the Group's intention to develop the newly merged business as the pre-eminent independent financial and employee benefits advisory business in the UK. Its client proposition will be significantly broadened to include corporate advisory services in addition to its successful investment advisory business.

MXFS, a broadly based consumer and corporate IFA, was formed from two businesses acquired by the Group in 2000 and 2001 - MoneyeXtra and Willis National.

IFA staff numbers will fall by approximately 350* - or 40% of the total - as a result of eliminating duplicated roles and scaling back certain activities. The rationalisation will result in an exceptional charge of c. GBP95million, of which GBP80 million reflects goodwill impairment and the remainder restructuring costs.

*Subject to normal statutory consultation provisions

Mike Soden, Bank of Ireland Group Chief Executive said:

"The decision to rationalise our IFA business in the UK is consistent with our commitment to actively manage our portfolio of businesses to optimise returns. In the current depressed investment climate, it is important to focus our efforts behind our strongest IFA asset. Chase de Vere Investments is a powerful brand which commands strong customer and market endorsement.

The rationalisation announced today will tailor our IFA activities more effectively to the current investment climate, while ensuring that Chase de Vere Investments is well positioned for future growth.

The future of our IFA business will be a key priority for Roy Keenan when he takes over as Chief Executive of UKFS on March 1. I have every confidence that he and the Chase de Vere Investments team will build successfully on the very strong platform the business enjoys.

In the meantime UKFS remains on target to deliver solid full year results."



For further information:

David Holden               Group Corporate Communications      353 1 604 3833

Mary King/Fiona Ross       Group Investor Relations            353 1 604 3501

Philip Gawith              The Maitland Consultancy            0044 207 379 5151



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 24 February, 2003